SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20548

Schedule 14D-9

Solicitation/Recommendation Statement
Pursuant to Section 14(d) (4) of the
Securities Exchange Act of 1934

Norstan, Inc.

(Name of Subject Company)

Norstan, Inc.

(Name of Person Filing Statement)

Common Stock, $.10 par value

(Title of Class of Securities)

656535101

(CUSIP Number of Class of Securities)

Scott G. Christian
President and Chief Executive Officer
Norstan, Inc.
5101 Shady Oak Road
Minnetonka, Minnesota 44343
Telephone: 952-352-4000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

Copy to:

Martin R. Rosenbaum
Paul D. Chestovich
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
Telephone: 612-672-8200

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

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Contact:	Mike McAndrew	Jan W. Drymon
	Chief Financial Officer	Director, Investor Relations and
	Black Box Corporation	Corporate Communications
	(724) 873-6788	Norstan, Inc.
	email: investors@blackbox.com	(952) 352-4292
email: jan.drymon@norstan.com

FOR IMMEDIATE RELEASE

BLACK BOX TO ACQUIRE NORSTAN

Norstan represents approximately $200 million of historical
annualized Voice Services revenue

PITTSBURGH, PA / MINNEAPOLIS, MN, December 20, 2004 — Black Box Corporation (NASDAQ:BBOX) and Norstan, Inc. (NASDAQ:NRRD) announced today that they have signed a definitive agreement for Black Box to acquire all of the outstanding shares of Norstan common stock for $5.60 per share in cash. The transaction will have an enterprise value of approximately $95 million based upon approximately 13.8 million common shares outstanding, the net payment for cancellation of outstanding options and warrants, and the assumption of approximately $12.4 million in debt, net of cash, as of October 30, 2004.

Under the terms of the definitive agreement, a wholly-owned subsidiary of Black Box will commence a cash tender offer to acquire all of Norstan’s outstanding common shares. Upon completion of the offer, Black Box will effect a merger between this subsidiary and Norstan in which the remaining Norstan shareholders will receive $5.60 per share in cash. Following the merger, Norstan will become a wholly-owned subsidiary of Black Box. All of the executive officers and directors of Norstan, owning approximately 5% of the outstanding common shares of Norstan, have entered into an agreement with Black Box in which they have agreed to tender their shares.

The consummation of the transaction is subject to certain conditions, including the valid tender of at least a majority of the fully-diluted common shares of Norstan in the tender offer and the expiration of the Hart-Scott-Rodino waiting period. It is anticipated that the acquisition will be completed during Black Box’s fourth fiscal quarter ending March 31, 2005.

Following the acquisition, Norstan will become a fully-integrated operating unit of Black Box led by Scott G. Christian, Norstan’s current President and Chief Executive Officer.

Commenting on the transaction, Fred C. Young, Black Box’s Chief Executive Officer, said: “We are very excited about Norstan becoming part of the Black Box family. Norstan’s dedicated employees, broad customer base and new product and service lines have tremendous strategic potential. Norstan will immediately expand our operational footprint;

provide additional marketing opportunities via cross-selling; and, most importantly, provide our collective customers a stronger worldwide technical services partner.”

Mr. Young continued, “From a financial standpoint, over the next couple of years, our goal is for Norstan’s revenue, profit and cashflow contributions to be similar to those of Black Box’s existing Voice Services operation.”

“We believe that our customers and employees will benefit from this transaction,” said Scott G. Christian, Norstan’s President and Chief Executive Officer. “As we become strategically integrated with Black Box, our customers can rely on us for even more high quality services. Black Box provides strong financial resources, supported by a stronger balance sheet, better cash flows and a much better capital structure to strategically grow.”

Paul Baszucki, Chairman of the Board of Directors at Norstan, added: “The Norstan team is to be congratulated for building an industry-leading organization. The Norstan Board of Directors determined that a good future path was a merger with a larger company that provides additional opportunities for Norstan. Black Box is just such a company. The Board, working with its financial advisors KeyBanc Capital Markets, has determined that the merger with Black Box is in the best interests of Norstan, its shareholders and other stakeholders.”

Black Box and Norstan will conduct a conference call beginning at 5:00 Eastern Standard Time/4:00 Central Standard Time today, December 20, 2004. To participate in the call, please dial (877) 888-3490 approximately 15 minutes prior to the starting time. You may also access the live conference call via the Internet at www.norstan.com.

NOTICE TO INVESTORS

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Norstan common stock described in this announcement has not commenced. At the time the offer is commenced, Black Box’s wholly-owned subsidiary will file a tender offer statement with the Securities and Exchange Commission (SEC), and Norstan will file a solicitation and recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Norstan’s security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site (www.sec.gov) and on Norstan’s web site (www.norstan.com).

Any forward-looking statements contained in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. These include the failure of the tender offer conditions to be met or to be met in a timely fashion, changes in market conditions, changes in the competitive landscape in the industry in which Norstan operates and the failure to successfully integrate Norstan into Black Box. Further explanation of such risks and uncertainties is available in each company’s most recent Annual Report on Form 10-K and other documents filed with the Securities and Exchange Commission. Any information which is not historical in nature constitutes such forward-looking statements and speaks only as of the date of this release.

About Black Box Corporation

Black Box is the world’s largest technical services company dedicated to designing, building and maintaining today’s complicated network infrastructure systems. Black Box services 150,000 clients in 141 countries with 117 offices throughout the world. To learn more, visit the Black Box website at www.blackbox.com.

Black Box and the double diamond logo are registered trademarks of BB Technologies, Inc.

About Norstan

Norstan, Inc. (NASDAQ:NRRD) is a full-service communications solutions company that delivers voice and data technologies and services, and remanufactured equipment to corporate end-users and public sector companies. Norstan offers a full range of integrated technologies for converged solutions, customer contact solutions and ProtecNet® Life Cycle services. The company has offices located throughout the U.S. and Canada. To learn more, visit the Norstan website at www.norstan.com.

Norstan and ProtecNet are registered trademarks of Norstan, Inc.

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